UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

GenSpera, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37251Q118

(CUSIP Number)

Craig A. Dionne, Ph.D.

14439 NW Military Highway, Suite 108, #202

San Antonio, TX 78231

(210) 204-6194

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2016

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig A. Dionne, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,643,321 (1)
	8.	SHARED VOTING POWER 1,000,000 (2)
	9.	SOLE DISPOSITIVE POWER 4,643,321 (1)
	10.	SHARED DISPOSITIVE POWER 1,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,321(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of :

(i) 1,227,249 shares of Common Stock owned by Craig Dionne;

(ii) 1,136,943 options to purchase Common Stock issued on 1/7/14 with an exercise price of $1.42 per share and a term of 7 years, including: (a) 378,981 options granted as an annual discretionary bonus and (ii) 757,962 options granted as a long term incentive grant. The options were issued from the Issuer’s 2009 Executive Compensation Plan;

(iii) 561,394 options to purchase Common Stock issued on 3/25/13 with an exercise price of $2.178 per share and a term of 7 years, including: (a) 142,443 options granted as an annual discretionary bonus and (b) 418,951 options granted as a long term incentive grant. The options were issued from the from the Issuer’s 2009 Executive Compensation Plan;

(iv) 415,155 options to purchase Common Stock issued on 1/2/12 with an exercise price of $2.21 per share and a term of 7 years, including: (a) 70,342 options granted as partial compensation of an annual discretionary bonus and (ii) 344,813 options granted as a long term incentive grant. The options were issued from the Issuer’s 2007 Equity Compensation Plan;

(v) 302,580 options to purchase Common Stock as a long term incentive grant issued on 7/1/11 with an exercise price of $2.01 per share and a term of 7 years. The options were issued from the Issuer’s 2007 Equity Compensation Plan.

(vi) 1,000,000 options to purchase Common Stock issued on 9/2/09 with an exercise price of $1.65 per share and a term of 7 years. The options were issued from the Issuer’s 2009 Executive Compensation Plan as an inducement grant in connection with Reporting Person’s employment agreement dated September 2, 2009.

(2)	Consists of 1,000,000 shares of Common Stock held of record by Craig A Dionne & Bonnie Camille Dionne JTWROS.

(3)	Based on 41,762,356 shares of Common Stock outstanding as of March 18, 2016 and including the number of securities convertible into Common Stock within 60 days of this report owned by Reporting Person.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “13D Report”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of GenSpera, Inc., a Delaware corporation (the “Issuer” or “GenSpera”). The principal executive offices of the Issuer are located at 2511 N Loop 1604 W, Suite 204, San Antonio, Texas.

Item 2.  Identity and Background.

(a)	Name: Craig A. Dionne, Ph.D.

(b)	Address: 14439 NW Military Highway, Suite 108, #202, San Antonio, TX 78231

(c)	Present principal occupation and name, principal business and address of employer: None

(d)	Dr. Dionne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Dr. Dionne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Dionne is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

This 13D Report is being filed to reflect, among other things, the change in Dr. Dionne’s status as an officer and director of the Issuer. Dr. Dionne has purchased from GenSpera in initial issuances by GenSpera and also received shares of Common Stock and options to purchase Common Stock from GenSpera in connection with his prior employment with GenSpera and service as a member of the Board of Directors of GenSpera. The source of funds used in making the purchases has been Dr. Dionne’s personal funds.

Item 4.  Purpose of Transaction.

(a)-(b) Dr. Dionne currently beneficially owns 5,643,321(1) shares of Common Stock or 12.5% of GenSpera’s outstanding shares (as of May 12, 2016 based upon a total of 41,762,356 outstanding shares of Common Stock, as reported on the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2015 filed March 30, 2016) which were acquired for the purpose of investment. Of these shares, Dr. Dionne acquired the 2,227,249(1) shares of Common Stock at formation of GenSpera and as a result of equity compensation grants. Additionally, Dr. Dionne received the following in connection with his employment with GenSpera and service as a member of its Board:

(i) 1,136,943 options to purchase Common Stock issued on 1/7/14 with an exercise price of $1.42 per share and a term of 7 years, including: (a) 378,981 options granted as an annual discretionary bonus and (ii) 757,962 options granted as a long term incentive grant. The options were issued from the Issuer’s 2009 Executive Compensation Plan;

(ii) 561,394 options to purchase Common Stock issued on 3/25/13 with an exercise price of $2.178 per share and a term of 7 years, including: (a) 142,443 options granted as an annual discretionary bonus and (b) 418,951 options granted as a long term incentive grant. The options were issued from the from the Issuer’s 2009 Executive Compensation Plan;

(iii) 415,155 options to purchase Common Stock issued on 1/2/12 with an exercise price of $2.21 per share and a term of 7 years, including: (a) 70,342 options granted as partial compensation of an annual discretionary bonus and (ii) 344,813 options granted as a long term incentive grant. The options were issued from the Issuer’s 2007 Equity Compensation Plan;

(iv) 302,580 options to purchase Common Stock as a long term incentive grant issued on 7/1/11 with an exercise price of $2.01 per share and a term of 7 years. The options were issued from the Issuer’s 2007 Equity Compensation Plan.

(v) 1,000,000 options to purchase Common Stock issued on 9/2/09 with an exercise price of $1.65 per share and a term of 7 years. The options were issued from the Issuer’s 2009 Executive Compensation Plan as an inducement grant in connection with Reporting Person’s employment agreement dated September 2, 2009.

Dr. Dionne may be entitled to additional shares as described in Item 6. The information contained in Item 6 is incorporated by reference herein.

____

 (1) Consists of 1,227,249 shares of Common Stock owned by Craig Dionne and 1,000,000 shares of Common Stock held of record by Craig A Dionne & Bonnie Camille Dionne JTWROS.:

_____

(c) Not applicable.

(d) Dr. Dionne terminated his employment as the Issuer’s Chief Executive Officer and Chief Financial Officer on March 16, 2016, and resigned as a member of the Issuer’s Board of Directors on March 21, 2016.

(a)-(j) Dr. Dionne intends to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other developments. As a part of such evaluation, Dr. Dionne may participate in meetings or hold discussions with the Issuer's management, other shareholders and other persons in which he may express his views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending upon, among other things, the factors set forth above, Dr. Dionne reserves the right to (i) dispose of all or part of his investment in the Common Stock at any time, (ii) acquire additional shares of Common Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, Dr. Dionne has no present plans or proposals with respect to the Issuer that relate to or that would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Dr. Dionne beneficially owns 5,643,321 shares of Common Stock. Based upon a total of 41,762,356 outstanding shares of Common Stock, as reported on the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2015 filed March 30, 2016, Dr. Dionne’s beneficially owned shares represent 12.5% of the outstanding shares of Common Stock. Dr. Dionne has the sole voting and dispositive power with respect to 4,643,321 shares of Common Stock and shared voting and dispositive power with respect to 1,000,000 shares of Common Stock. The information contained in Item 4(a)-(b) is incorporated by reference herein.

(c) Dr. Dionne has not effected any transaction in Common Stock during the past 60 days, except for the distribution of shares from the Craig A Dionne & Bonnie Camille Dionne TTEEs of The Dionne Annuity Trust of 2011 to Craig A Dionne & Bonnie Camille Dionne JTWROS, where Dr. Dionne continues to have shared voting and dispositive power . As of the date hereof, Dr. Dionne owns no other shares of Common Stock other than those set forth in this Item 5.

(d) Except as described in this Schedule 13D, no person other than each respective record owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Dionne has received and may have additional rights to receive Common Stock of GenSpera pursuant to his Employment Agreement. Dr. Dionne and GenSpera are in dispute as to how many shares Dr. Dionne is entitled to under his Employment Agreement. The description contained in this Item 6 of the transactions contemplated by the Employment Agreement are not complete, and are qualified in their entirety by the full text of the Employment Agreement, a copy of which us attached hereto as Exhibit 7.01 and is incorporated by reference into this 13D Report.

Item 7.  Material to Be Filed as Exhibits.

The following is an Exhibit to this Schedule 13D:

Exhibit No.	Description

7.01	Craig Dionne Employment Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ Craig A. Dionne, Ph.D.
Craig A. Dionne, Ph.D.

Dated: May 12, 2016